August 9, 2006

Donald A. Walker

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AmeriCredit Corp.
Form 10-K/A filed February 6, 2006
File No. 1-10667

Dear Mr. Walker:

In reference to your letter dated July 25, 2006, concerning comments to the above referenced filing of AmeriCredit Corp. (the “Company”), we respond as follows:

Note 1, Summary of Significant Accounting Policies, page 86

Servicing Income, page 92

1.	We have reviewed your response to comment 2 regarding the statement that you discontinue accreting the present value discounts in the period when the accretion would cause an other-than-temporary impairment. Please revise this statement in future filings, starting with your Form 10-K for the year ended June 30, 2006, to provide disclosure similar to your response regarding your accounting when the estimated discounted cash flow of the credit enhancement asset is less than the reference amount, as defined in paragraph 12(a) of EITF 99-20 in which you state:

•	Accretion is reduced on the securitization trust during that quarter.

•	An other-than-temporary impairment is recorded for the amount the reference amount exceeds the revised value of the asset required by par. 12(b).

•	Future period accretion is subsequently recognized based upon the revised value and recorded over the remaining expected life of the securitization trust.

In future filings, starting with our June 30, 2006 Form 10-K, we will expand our disclosure within Footnote #1, Summary of Significant Accounting Policies, regarding our accounting when the estimated discounted cash flow of the credit enhancement asset is less than the reference amount, as defined in paragraph 12(a) of EITF 99-20. Accordingly, we will revise Footnote #1 to specify that, “The Company reduces accretion of the present value discounts in a period when such accretion would cause an other-than-temporary impairment in a securitization trust. Accretion is reduced on the securitization trust, and an other-than-temporary impairment is recorded, during the quarter, in an amount equal to the amount by which the reference amount exceeds the revised value of the asset. Future period accretion is subsequently recognized based upon the revised value and recorded over the remaining expected life of the securitization trust.”

Note 4, Securitization, page 97

2.	We refer to your response to Comment 4 in which you state the Company did not record a servicing asset or liability considering you believe the current fee is a normal servicing fee based on your assumption that a substitute or backup servicer would receive the same fee as the Company according to the back-up servicer agreement. Please tell us and revise your disclosure in future filings, starting with the Form 10-K for period ended June 30, 2006 to explain how you considered the answer to Question No. 89 in the FAS 140 Q&A “A Guide to Implementation of Statement 140 on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” which states the determination of whether the servicer is adequately compensated is based on the amount demanded by the marketplace, not the contractual amount to be paid to a replacement servicer under the terms of the servicing contract.

In determining “adequate compensation” we considered Question #89 and Question #78 in the FAS 140 Q&A. Question #89 states that the determination of whether the servicer is adequately compensated is based on the amount “demanded in the marketplace”, not the contractual amount to be paid to a replacement servicer under the terms of the servicing contract. Question #78 defines adequate compensation as “the amount of benefits of servicing that would fairly compensate a substitute servicer should one be required, which includes the profit that would be demanded in the marketplace.” Our servicing fee of 2.25% is a fee demanded in the marketplace, thus it is adequate and normal. In our previous response we stated that the 2.25% fee is a normal servicing fee due to the fact that a substitute servicer would receive this same fee per our back up servicer agreements. Since our recent securitization transactions continue to specify 2.25% we consider the 2.25% fee demanded by the marketplace as adequate and normal compensation for servicing non-prime auto loans.

In future filings, starting with our June 30, 2006 Form 10-K, we will expand our disclosure within Footnote #4, Securitizations, to include a statement that the servicing fees received represent amounts that are currently demanded by the marketplace. Accordingly, we will revise Footnote #4 to specify that, “The Company believes that servicing fees received on its domestic securitization pools represent adequate compensation based on the amount currently demanded by the marketplace. Additionally, these fees are the same as would fairly compensate a substitute servicer should one be required and, thus the Company records neither a servicing asset nor a servicing liability.”

Note 5, Credit Enhancement Assets, page 98

3.	We refer to your response to comment 5 and to disclosure on page 101 regarding why you have not presented the expected weighted average life and prepayment assumptions used in determining gain on sale and the fair value of the credit enhancement assets. In future filings, please revise this section to indicate the following:

•	Revise the statement that a significant portion of the Company’s prepayment experience relates to defaults to agree with your response that states the majority of your prepayments relate to defaults.

•	As explained in your response, please state in the note that the weighted average life of the loan pools are driven more by the default assumption than the voluntary prepayment rates and therefore the weighted average life is not meaningful.

In future filings, starting with our June 30, 2006 Form 10-K, we will expand our disclosure within Footnote #5, Credit Enhancement Assets, to include statements that (a) a majority of our prepayment experience relates to defaults and (b) the weighted average life of our loan pools are driven more by default assumptions rather than the voluntary prepayment rates and therefore the weighted average life is not meaningful. Accordingly, we will revise our disclosures as follows:

“The majority of the Company’s prepayment experience relates to defaults that are considered in the cumulative loss assumption.”

“The weighted average life of the pools of loans are driven more by the default assumption than the voluntary prepayment rate assumption and therefore the weighted average life is not meaningful.”

In connection with this response letter, the Company acknowledges as follows:

•	The Company is responsible for the accuracy and adequacy of the disclosure contained in its filings with the Securities and Exchange Commission;

•	Staff comments of changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses or if additional information is necessary, please contact the undersigned at (817) 302-7082

Sincerely,

/s/ Chris A. Choate
Chris A. Choate
Executive Vice President,
Chief Financial Officer and Treasurer